UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER
0-25049
CUSIP NUMBER
33610T-10-9

(Check one):      ☐ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☒ Form 10-Q  ☐ Form 10-D  ☐ Form N-SAR
☐ Form N-CSR

For Period Ended: March 31, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For Transition Period Ended:_________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

First Place Financial Corp.
Full Name of Registrant

n/a
Former Name if Applicable

185 East Market Street
Address of Principal Executive Office (Street and Number)

Warren, Ohio 44481
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed in a current report on Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 7, 2010, as amended, First Place Financial Corp. (the “Company”) announced its intention to file an amendment to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2010 (the “Amended Form 10-K”), and to restate its results of operations and financial condition as of and for the twelve months ended June 30, 2010.  This determination was based in large part on the results of the annual periodic examination by the Office of Thrift Supervision (the “OTS”) of First Place Bank, the Company’s wholly-owned subsidiary (the “Bank”), in which the OTS concluded that it was their opinion that the Bank’s allowance for loan losses (“allowance”) was understated as of June 30, 2010.

Subsequent to the filing of the Form 8-K referred to above, management engaged the services of an independent firm to assist in conducting a detailed review of the Bank’s loan portfolio to substantiate the appropriate level of the allowance.  This review was recently completed and management is currently in the process of analyzing the results and working with the Company’s independent accountants to finalize the amount of the adjustment to the allowance and the reporting periods impacted.  The filing of the Amended Form 10-K is contingent upon the completion of this process.  While management initially expected that this process would have been brought to full resolution and that all periodic filings with the SEC would have been brought to a current status by April 30, 2011, management has since determined that additional time will be required considering the scope and complexity of the loan review process, the computation of the allowance, the related adjustment to income tax expense and the work to be completed by the independent accountants.  Although the final amount of the adjustment to the allowance has not yet been determined, the Company anticipates that the adjustment to the June 30, 2010 allowance will exceed the anticipated increase of $14 million previously reported.  Upon completing the above process, management intends to proceed with the completion and filing of the Amended Form 10-K, the Company’s Quarterly Reports on Form 10-Q for the periods ended September 30, 2010, December 31, 2010, and March 31, 2011, and any other periodic reports impacted by the adjustments.  Management currently anticipates that all periodic filings with the SEC will be brought to a current status as early as June 30, 2011, or as late as August 31, 2011.  Management also acknowledges that certain factors beyond its control, including the extent and timing of the work to be performed by the independent accountants, could affect the timing of these filings.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

David W. Gifford	330	373-1221
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

Yes ☐ No ☒ The Company has not yet filed its Quarterly Reports on Form 10-Q for the periods ended September 30, 2010, and December 31, 2010.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, the reasons why a reasonable estimate of the results cannot be made.

As more fully discussed in Part III hereof, the Company’s results of operations for the three and nine months ended March 31, 2011, are still being finalized by management as a result of the Bank’s regulatory examination and the related loan review process.  Consequently, the Company is not in a position to quantify any significant change in the results of operations for the three and nine months ended March 31, 2011, as compared with the three and nine months ended March 31, 2010.  While management expects to record a significant increase to the allowance, until the analysis of the loan review results has been completed, the amount of the increase has been finalized, and the reporting periods impacted by the adjusted have been determined, a reasonable estimate of the Company’s results of operations for the three and nine months ended March 31, 2011, cannot be made.

For the three months ended March 31, 2011, the Company anticipates that mortgage banking gains will be significantly lower than the gains reported for the three months ended March 31, 2010, as a result of lower margins on loans sold.  In addition, professional fees attributable to restatement work and loan collection costs, and income taxes will be significantly higher than the corresponding amounts reported for the three months ended March 31, 2010.

For the nine months ended March 31, 2011, the Company anticipates that mortgage banking gains and net gains from the sales of securities will be significantly higher than the corresponding amounts reported for the nine months ended March 31, 2010.  The increase in mortgage banking gains reflects a higher level of mortgage banking activity, while the increase in net gains from the sales of securities is attributable to a realignment of the Company’s securities portfolio.  These improvements will be offset in part by increases in personnel expense attributable to the higher level of mortgage banking activity, professional fees associated with restatement work and loan collection costs, real estate owned expense stemming from an increase in the valuation allowance on real estate owned, and a decrease in loan servicing results driven by an increase in the amortization of mortgage servicing rights.

FIRST PLACE FINANCIAL CORP.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 17, 2011	By:	/s/ David W. Gifford
David W. Gifford
Chief Financial Officer